UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 32 )*

Summit Financial Group

(Name of Issuer)

Common

(Title of Class of Securities)

86606g

(CUSIP Number)

Teresa Ely,  Summit Financial Group  PO Box 179  Moorefield,  West Virginia  26836  Phone : 304-530-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Crites John

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
498,331

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
286,823

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
498,331

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.59%

14	TYPE OF REPORTING PERSON
IN

The Percent of class calculation is based on 10,856,356 shares of Common Stock, par value $2.50 per share of Summit Financial Group, Inc., as of July 31, 2016.

Item 1.	Security and Issuer

This Amendment No. 32 to the Schedule 13D is being filed by John W. Crites to amend the Schedule 13D filed by Mr. Crites on March 31, 2009, as previously amended by Amendments Nos. 1-31, relating to the Common Stock, par value $2.50 per share (the "Common Stock"), of Summit Financial Group, Inc., a West Virginia corporation.

Percentage of class calculations in this Amendment No. 32 are based on 10,856,356 outstanding shares of Common Stock, as of July 31, 2016

Item 2.	Identity and Background

(a)	No Change

(b)	Item 2 (b) is hereby amended to add the following: The Maderia Unit 905 350 South Collier Blvd. Marco Island, Florida 34145

(c)	No Change

(d)	No Change

(e)	No Change

(f)	No Change

Item 3.	Source and Amount of Funds or Other Consideration

No Change

Item 4.	Purpose of Transaction

No Change

(a)	No Change

(b)	No Change

(c)	No Change

(d)	No Change

(e)	No Change

(f)	No Change

(g)	No Change

(h)	No Change

(i)	No Change

(j)	No Change

Item 5.	Interest in Securities of the Issuer

(a)	Item 5(a) is hereby amended as follows: Mr. Crites beneficially owns an aggregate of 498,331 shares or 4.59% of the outstanding Common Stock.

(b)
Item 5(b) is hereby amended as follows:
Mr. Crites has sole voting and dispositive power over none of the Common Stock. He shares voting and dispositive power over 498,331 shares of Common Stock with his spouse, Patricia A. Crites, which includes 26,872 shares of Common Stock owned individually by Mr. Crites and 151,430 shares of Common Stock owned individually by Mrs. Crites.

Mr. Crites also shares with Mrs. Crites voting, but not dispositive power, over 211,508 of shares of Common Stock, under two trusts for the benefit of their grandchildren as described in Item 6.

(c)
Item 5(c) is hereby amended to add the following:
On September 30, 2016, Mr. Crites and Mrs. Crites were replaced as co-trustees of seven of the nine subtrusts created for the future health, maintenance and education of their grandchildren, effectively reducing Mr. Crites’ aggregate beneficial ownership of Common Stock by the 227,511 shares that are held in such trusts.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)
Item 5(d) is hereby amended as follows:
Mr. Crites' spouse has the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock with respect to which Mr. Crites and his spouse share beneficial ownership.

(e)	Item 5(e) is hereby amended as follows: Mr. Crites ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on September 30, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On September 30, 2016, Mr. Crites and Mrs. Crites were replaced as co-trustees of seven of the nine subtrusts created for the future health, maintenance and education of their grandchildren, effectively reducing Mr. Crites’ aggregate beneficial ownership of Common Stock by the 227,511 shares that are held in such trusts.

Item 7.	Material to Be Filed as Exhibits

2016 Instrument of Resignation and Appointment of John W. Crites II as Successor Trustee

2016 Instrument of Resignation and Appointment of Valerie A. Mongold as Successor Trustee.

2016 Instrument of Resignation and Appointment of Kelly S. Crites as Successor Trustee.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Summit Financial Group, Inc.

October 17, 2016	By:	/s/ Teresa D. Ely
Lmtd POA Attorney-In-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)